Yukon-Nevada Gold Corp. Announces Third Quarter Results for 2011

Vancouver, BC – November 7, 2011 – Yukon-Nevada Gold Corp. (TSX: YNG) (Frankfurt Xetra Exchange: NG6) (the “Company”) today announced its financial and operational results for the third quarter ended September 30, 2011. This information should be read in conjunction with the Company's condensed consolidated interim financial statements, including the notes thereto, and Management's Discussion and Analysis. All dollar amounts are expressed in United States Dollars unless otherwise specified.

The interim condensed consolidated financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards (IFRS) and in accordance with International Accounting Standard 34 (“IAS 34”) – Interim Financial Reporting. The Company previously prepared its interim and annual consolidated financial statements in accordance with Canadian generally accepted accounting principles (Canadian GAAP). A reconciliation of the previously disclosed comparative periods’ financial statements prepared in accordance with Canadian GAAP to IFRS is set out in Note 21 to these interim condensed consolidated financial statements. The Company’s 2010 comparatives in this MD&A have been presented in accordance with IFRS. As the date of transition was January 1, 2010, the 2009 quarterly comparative information has not been restated to be in accordance with IFRS.

Highlights for the three-month period ended September 30, 2011 include:

  During the quarter the Company took delivery of all the mining equipment necessary to commence mining the SSX-Steer mine, completed upgrades to the CIL circuit, took delivery of new refinery components (furnace, retort, electro winning circuit), completed the foundation and structure for the new ore dryer, and completed the earth works for both the second tailings facility and the two new water storage reservoirs.

  Jerritt Canyon shipped 21,296 ounces of gold during the quarter from purchased ore, stockpiles and mining operations, compared with 17,202 ounces of gold in 2010. Production results for the quarter, while an improvement over 2010, were hampered by rolling shutdowns that took place during the quarter as the Company carried out both scheduled and unscheduled work.

  The Company closed a $120 million Forward Gold Purchase Agreement (“Gold Purchase Agreement”) with Deutsche Bank AG (“Deutsche Bank”) for the delivery of 173,880 ounces over a four year period, commencing September 30, 2011. The proceeds of the Gold Purchase Agreement are primarily being used for capital expenditures at the Jerritt Canyon property, including the winterization of the processing facility, construction of the second tailings storage facility and development of the existing underground and open pit mines in addition to further improvements to the gold production processes to enhance throughput at the mill. The proceeds were also used to repay the senior secured notes issued to note holders led by Sprott Asset Management LP in August 2010.

  The Company purchased 90,911 wet tons of ore from Newmont USA Limited (“Newmont”), containing 9,835 ounces, at an average cost per wet ton of $115.

  Small Mine Development, LLC (“SMD”) delivered 87,330 tons to the mill containing 14,893 ounces from the Smith mine during the quarter, at an average cost of $111 per ton or $645 per ounce. Production rates were higher than the previous quarter as SMD ramped up production for the quarter.

  The Company recorded net loss of $18.0 million in the third quarter of 2011 compared to a net loss of $103.8 million (under International Financial Reporting Standards) in the third quarter of 2010. The loss was primarily a result of a loss incurred from operations of $11.2 million, $3.7 million in finance and transactions costs, and an $11.4 million loss on derivatives partially offset by a $8.5 million gain in the fair value of warrants which are recorded as derivative liabilities.

Jerritt Canyon Overview

During the third quarter the Company produced 21,296 ounces and sold 18,035 of these ounces at an average gold price of $1,670. In September 2011 another 1,000 ounces were transferred to Deutsche Bank third party under the terms of the Gold Purchase Agreement. Mill production levels continued to underperform as the operation was subjected to both scheduled and unscheduled downtime. The scheduled shutdowns were used to carry out required maintenance, including the replacement of liners on the ball mill and ore dryer and complete upgrades to the CIL circuit. Unscheduled downtime was primarily the result of a series of power failures resulting from salt calcifying on the power lines and transformers in the vicinity of the tailings pond. Downtime was also caused by the failure and subsequent replacement of the induction fan, one of the tertiary cone crushers, the bucket elevator in the crushing circuit, and the thickener pump. Most of the problems were the result of ageing equipment and have largely been rectified following the outages.

Mining recommenced at the SSX-Steer mine during the quarter and SMD ramped up production from the Smith mine to deliver 87,330 tons to the mill containing 14,893 ounces. The operating margins will significantly improve once the Company is able to increase the daily production amounts and begin processing a larger portion of higher grade ore from the SSX-Steer mine and also from lower cost stockpiles.

In regards to the exploration program at Jerritt Canyon, Reverse Circulation rigs mobilized to start drilling at West Generator, Saval, and East Dash. An additional diamond drill mobilized to Starvation Canyon to start the geotechnical drilling program to support the mine development. Portal work on the Starvation Canyon underground mine is targeted for April of 2012, and development is scheduled for the third quarter of 2012 based on a recent mine design with initial production slated for January 2013. In addition the Company continued evaluation of historic surface drilling for the purpose of evaluating potential surface mining from historic production areas with a focus on Burns Basin. Anticipated startup for the Burns Basin open pit mining operation is in July 2012 with daily production of 2,000 ore tons per day.

Ketza River Overview

With the successful replacement of the camp facilities, including new water wells, septic systems, and pipelines along with the necessary permits at Ketza River, exploration recommenced in early September with one diamond drill. Other exploration work completed in the third quarter included sampling of the stockpile located adjacent to the old mill, re-logging and sampling of 2008 diamond drill holes, and compiling assays from the last few condemnation drill holes located in the lower tailings area.

The other primary focus during the quarter was finalization of the Yukon Environmental and Socio-economic Assessment Application (“YESAA”) that was submitted in late September. This report assesses the environmental and socio-economic effects of activities and will integrate scientific information, traditional knowledge and other local knowledge. The time schedule for the YESAA review will be a minimum of one year from the submission date.

Subsequent Events

On October 18, 2011 the Company and Northwest Nonferrous International Investment Company Limited, by way of a Corporate Dissolution Agreement, agreed to dissolve YS Mining Company and distribute the assets to each joint venture party based on their interests at that time. The Company held a 41.7% interest on the date of dissolution and received proceeds of $2.5 million, including the recovery of $0.4 million in costs incurred on behalf of YSMC.

Details of the Company's financial results are described in the unaudited consolidated financial statements, and management's discussion and analysis, which will be available on the Company's website, www.yukon-nevadagold.com/s/FinancialStatements.asp and SEDAR, www.sedar.com.

This news release was reviewed and approved by the Company’s Chief Operating Officer, Randy Reichert, M.Sc. P.Eng., the Qualified Person under NI 43-101 for purposes of this release.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com

www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.